UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
October 24, 2022

LIMESTONE BANCORP, INC.
(Exact Name of Registrant as specified in Charter)

Kentucky	001-33033	61-1142247
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2500 Eastpoint Parkway, Louisville, Kentucky	40223
(Address of principal executive offices)	(Zip code)

(502) 499-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LMST	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

ITEM 1.01.     Entry into a Material Definitive Agreement

On October 24, 2022, Peoples Bancorp, Inc., an Ohio corporation ("Peoples"), and Limestone Bancorp, Inc., a Kentucky corporation ("Limestone"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Limestone agreed to merge with and into Peoples (the "Merger"). The Merger Agreement provides that Limestone's wholly-owned banking subsidiary, Limestone Bank, Inc., will be merged with and into Peoples' wholly-owned banking subsidiary, Peoples Bank, Inc. (the “Bank Merger”), following the Merger.  The Boards of Directors of both Peoples and Limestone have approved the Merger, the Bank Merger and the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each record holder of Limestone common stock (other than "Dissenting Shares" (as defined in the Merger Agreement)) will receive 0.90 shares of Peoples common stock in a tax-free exchange for each share of Limestone common stock.  Cash will be paid in lieu of fractional shares. Consummation of the Merger is subject to approval by federal and state banking regulatory authorities, approval by the shareholders of Limestone and Peoples and certain other conditions set forth in the Merger Agreement.

The Merger Agreement contains (a) customary representations and warranties of Peoples and Limestone, including, among others, with respect to corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements, and compliance with applicable laws, (b) covenants of Limestone to conduct its business in the ordinary course until the Merger is completed, (c) covenants of Limestone to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (d) covenants of Peoples and Limestone to take, or not to take, certain actions during the term of the Merger Agreement. Limestone has also agreed not to (a) solicit proposals relating to alternative business combination transactions or (b) maintain discussions concerning any proposals for alternative business combination transactions.

Each party's obligation to consummate the Merger is subject to various conditions, including (a) receipt of the requisite approval of the holders of Limestone common stock of the Merger and the Merger Agreement, (b) the requisite approval of the holders of Peoples common stock of the Merger and the Merger Agreement, (d) receipt of regulatory approvals, (d) effectiveness of the registration statement to be filed by Peoples with respect to the Peoples common stock to be issued in the Merger, (e) the accuracy of the representations and warranties of the other party in all material respects, (f) compliance by the other party with its covenants in all material respects, and (g) the absence of a material adverse effect as to the other party.

The Merger Agreement contains certain termination rights for Peoples and Limestone, as the case may be, applicable upon: (i) certain adverse regulatory decisions in relation to the Merger, (ii) if the Merger has not been closed by July 31, 2023; (iii) a failure of the other party to comply with such party's covenants (subject to certain rights to cure in certain cases) or a breach of the representations and warranties by the other party that would have a material adverse effect on such party; (vi) the failure of the Board of Directors of Limestone or the Board of Directors of Peoples to recommend the Merger to its shareholders, or (iv) if the Limestone shareholders or the Peoples shareholders fail to approve the Merger by the required vote. Under certain circumstances, termination of the Merger Agreement may result in the payment of a termination fee of $8.3 Million by Limestone to Peoples, as more fully described in the Merger Agreement.

In connection with the Merger Agreement, the members of the Board of Directors of Limestone and the holder of Limestone’s non-voting common stock, all of whom collectively hold approximately 19.1% of the outstanding shares of Limestone voting common stock and 100% of the outstanding shares of Limestone non-voting common stock as of October 24, 2022, each entered into a support agreement (collectively, the "Support Agreements") with Peoples. Subject to the terms and conditions of the Support Agreements, the directors of Limestone have agreed to vote their shares in favor of the transactions contemplated by the Merger Agreement and against any alternative acquisition proposal. The Support Agreements automatically terminate upon any termination of the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.  The form of Support Agreement executed by directors of Limestone is included as an exhibit to the Merger Agreement and is incorporated herein by reference.

As described in Item 3.03 of this Report, which is incorporated by reference, in conjunction with the execution of the Merger Agreement, on October 24, 2022, Limestone amended its Tax Benefit Preservation Plan, between Limestone and American Stock Transfer & Trust Company, LLC, as rights agent, dated June 25, 2015, as amended, to accelerate its final expiration date to October 24, 2022.

ITEM 1.02.     Termination of a Material Agreement

The information set forth in Item 3.03 is incorporated herein by reference.

ITEM 3.03.     Material Modification to Rights of Security Holders

On October 24, 2022, Limestone Bancorp, Inc. (the “Company”) entered into Amendment No. 5 to the Tax Benefit Preservation Plan (the “Tax Preservation Plan”) between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.  The Tax Preservation Plan was designed to preserve the benefits of the Company’s substantial tax assets and is intended to deter the acquisition of 5% or more of the common shares and non-voting common shares of the Company which could cause an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended.  The Tax Preservation Plan was originally entered into on June 25, 2015, was amended by Amendment No. 1 dated August 5, 2015, was further amended by Amendment No. 2 thereto dated May 23, 2018, was further amended by Amendment No. 3 thereto dated November 25, 2019, was further amended by Amendment No. 4 thereto dated May 19, 2021 and was scheduled to expire at the close of business on June 30, 2024. Amendment No. 5 to the Tax Preservation Plan, which was approved by the Company’s Board of Directors, provides for a final expiration date of the Tax Preservation Plan on October 24, 2022.

The original Tax Preservation Plan is described in and included as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 29, 2015. Amendment No. 1 to the Tax Benefits Preservation Plan, dated August 5, 2015, is filed as Exhibit 4.2 to the Company’s Quarterly Report on 10-Q filed August 5, 2015, Amendment No. 2 to the Tax Benefits Preservation Plan, dated May 23, 2018, is filed as Exhibit 4 to the Company’s Form 8-K filed May 23, 2018, Amendment No. 3 to the Tax Benefits Preservation Plan, dated November 25, 2019, is filed as Exhibit 4.4 to the Company’s Form 8-K filed November 27, 2019, Amendment No. to 4 to the Tax Benefits Preservation Plan, dated May 19, 2021, is filed as Exhibit 4 to the Company’s Form 8-K filed May 19, 2021, and Amendment No. 5 to the Tax Benefits Preservation Plan, dated October 24, 2022, is filed as Exhibit 4.6 hereto and is incorporated by reference herein.

ITEM 7.01.     Regulation FD Disclosure.

On October 25, 2022, Peoples and Limestone issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein by reference.

Cautionary Statement

The Merger Agreement and Support Agreement have been included in this Current Report on Form 8-K to provide investors with information regarding their terms. Except for the status of each such agreement as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described in this report, the Merger Agreement and Support Agreement are not intended to be a source of factual, business or operational information about the parties thereto.

The representations, warranties, covenants and agreements made by the parties to the Merger Agreement are made as of specific dates and are qualified and limited, including by information in disclosure schedules that the parties exchanged in connection with the execution of such Merger Agreement. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders. Representations and warranties may be used as a tool to allocate risks between the parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Peoples or Limestone, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Peoples, Limestone, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 to be filed by Peoples that will include a proxy statement of Limestone and Peoples and a prospectus of Peoples, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Peoples and Limestone make with the SEC.

Additional Information

Communications in this Report do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The Merger will be submitted to the Limestone shareholders for their consideration. In connection therewith, Peoples will file a Registration Statement on Form S-4 with the SEC that will include a proxy statement for Limestone and a proxy statement and prospectus for Peoples, as well as other relevant documents concerning the Merger. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus (once filed), as well as other filings containing information about Peoples, without charge, at the SEC's website (http://www.sec.gov) or by accessing Peoples' website (http://www.peoplesbancorp.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Kathryn Bailey, Investor Relations, Peoples Bancorp, Inc., 138 Putnam Street, Marietta, Ohio 45750, telephone 800-374-6123 or to Phil W. Barnhouse, Chief Financial Officer, Limestone Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223-4156, telephone 502-499-4800.

Peoples and Limestone and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Limestone in connection with the proposed Merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples' 2022 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 17, 2022. Information about the directors and executive officers of Limestone is set forth in the proxy statement for Limestone's 2022 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 15, 2022. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus when it becomes available. Free copies of this document may be obtained as described above.

ITEM 9.01.     Financial Statements and Exhibits

(d)	Exhibits:

2.1	Agreement and Plan of Merger by and between Peoples Bancorp, Inc. and Limestone Bancorp, Inc. dated October 24, 2022.*
4.1
Tax Benefits Preservation Plan, dated as of June 25, 2015, between the Company and American Stock Transfer Company, as Rights Agent, filed as Exhibit 4.1 to Form 8-K filed June 29, 2015 is incorporated by reference.

4.2	Amendment No. 1 to the Tax Benefits Preservation Plan dated August 5, 2015, filed as Exhibit 4.2 to the Quarterly Report on Form 10-Q filed August 5, 2015 is incorporated by reference.
4.3	Amendment No. 2 to the Tax Benefits Preservation Plan dated May 23, 2018, filed as Exhibit 4 to the Form 8-K filed May 23, 2018 is incorporated by reference.
4.4	Amendment No. 3 to the Tax Benefits Preservation Plan dated November 25, 2019, filed as Exhibit 4.4 to the Company’s Form 8-K filed November 27, 2019 is incorporated by reference.
4.5	Amendment No. 4 to the Tax Benefits Preservation Plan dated May 19, 2021, filed as Exhibit 4 to the Company’s Form 8-K filed May 19, 2021 is incorporated by reference.
4.6	Amendment No. 5 to the Tax Benefits Preservation Plan dated October 24, 2022.
99.1	Press Release dated October 25, 2022.
99.2	Press Release dated October 25, 2022.

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K but Limestone Bancorp, Inc. will provide them to the Securities and Exchange Commission upon request.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LIMESTONE BANCORP, INC.

Date: October 25, 2022	By:	/s/ Phillip W. Barnhouse
Phillip W. Barnhouse
Chief Financial Officer